OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Celanese Corporation
(Name of Issuer)
Series A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
150870 10 3
(CUSIP Number)
Chinh E. Chu
The Blackstone Group
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 9 amends and supplements the statement on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2005 (as it may be amended from time to time, the “Schedule 13D”) with respect to the Series A Common Stock, par value $0.0001 per share (the “Series A Common Stock”) of Celanese Corporation, a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 9 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
     On March 5, 2007, the Issuer announced plans to repurchase up to an aggregate of $400 million of its outstanding common stock in a modified “Dutch auction” tender offer (the “Stock Tender Offer”) and from investment funds associated with The Blackstone Group. The number of shares proposed to be purchased represents approximately 8% of the Issuer’s currently outstanding common stock.
     Effective March 2, 2007, BCP 1, BCP 2, BCP 3 (collectively, the “Sellers”), the Issuer and Celanese International Holdings Luxembourg S.à r.l., a wholly owned subsidiary of the Issuer (“CIH”), entered into a Stock Purchase Agreement (the “Agreement”) pursuant to which, among other things, the Issuer, acting through CIH, agreed to purchase shares of common stock from the Sellers and the Sellers elected not to participate in the Stock Tender Offer. The shares will be purchased from the Sellers at the clearing price determined in the Stock Tender Offer. The purchase from the Sellers will take effect on the 11th business day following the expiration of the Stock Tender Offer. The number of shares of Series A Common Stock held by the Reporting Persons has not changed since the filing of the most recent amendment to the Schedule 13D, and, upon consummation of the Stock Tender Offer and the other transactions referred to above, the Reporting Persons’ percentage ownership interest in the Issuer is expected to remain substantially unchanged.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) and (b). The information contained in Item 4 of this Schedule 13D is incorporated herein by reference.
ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The responses to Items 4 and 5 of this Schedule 13D are incorporated herein by reference.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Item 7 of the Schedule 13D is hereby amended and supplemented by the following:
     The following exhibit is added to the Schedule 13D:
8.	Stock Purchase Agreement, dated as of March 2, 2007 by and among Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3, Celanese Corporation and Celanese International Holdings Luxembourg S.à r.l.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 8, 2007

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Director

PETER G. PETERSON
By:	/s/ Peter G. Peterson

STEPHEN A. SCHWARZMAN
By:	/s/ Stephen A. Schwarzman